FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press Release dated October 3, 2005
2.	Press Release dated October 4, 2005
3.	Press Release dated October 4, 2005
4.	Press Release dated October 4, 2005
5.	Press Release dated October 4, 2005
6.	Press Release dated October 6, 2005
7.	Press Release dated October 17, 2005
8.	Press Release dated October 18, 2005
9.	Press Release dated October 18, 2005
10.	Press Release dated October 25, 2005
11.	Press Release dated October 27, 2005
12.	Press Release dated October 28, 2005
13.	Press Release dated October 31, 2005

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 31, 2005
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

03 October 2005

Synopsys And ARM Announce Synopsys IC Compiler Incorporated In Latest ARM-Synopsys Reference Methodology

Enhanced Reference Methodology delivers 10 percent higher performance

MOUNTAIN VIEW, Calif., and CAMBRIDGE, UK - October 3, 2005 - Synopsys, Inc. (Nasdaq:SNPS), a world leader in semiconductor design software, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced the availability of the latest ARM-Synopsys Galaxy(TM) Reference Methodology (RM) for streamlining high-performance implementations of synthesizable ARM(R) processors. This enhanced RM incorporates IC Compiler, Synopsys’ next-generation physical design system, to more easily achieve higher clock frequencies compared to earlier versions of the RM.

“Our customers are under competitive pressure to deliver bigger designs with higher performance in less time,” said Antun Domic, senior vice president and general manager, Synopsys. “ARM and Synopsys have included IC Compiler in this latest ARM-Synopsys Reference Methodology to enable our mutual customers to achieve higher performance by using the latest concurrent optimization technology.”

Building on the production-proven ARM-Synopsys Galaxy RM, the latest flow with IC Compiler provides a complete RTL-to-GDSII solution that delivers higher performance and designer productivity for ARM technology-based designs. The RM co-developed by ARM and Synopsys Professional Services offers optimized scripts that leverage IC Compiler’s next-generation Extended Physical Synthesis (XPS) technology, together with an enhanced implementation guide citing best practices. The RM can be used ‘out-of-the-box’; enabling ARM Partners to easily and quickly implement and verify synthesizable ARM processors to their chosen process technologies. With the RM, ARM Partners can produce highly accurate processor models for SoC integration. Designers can use the RM with their own silicon process technology libraries, or take advantage of the extensive choice of ARM Artisan(R) physical IP available on a broad range of leading foundries’ processes.

Synopsys and ARM have collaborated extensively to deliver many industry firsts, including: the ARM-Synopsys Galaxy RM for fast implementation and high performance, the extension of the RM to support ARM Intelligent Energy Manager (IEM) technology-enabled processors, validated with the first ARM Artisan Metro(TM) low-power standard cell library, and verification IP and methodology.

“ARM Partners are continuously pushing the boundaries for higher performance and functionality, while at the same time seeking increased designer productivity at a lower cost,” said Keith Clarke, vice president of Technical Marketing, ARM. “The initial gains in performance and productivity are impressive, enabling us to integrate IC Compiler in the ARM-Synopsys Reference Methodology at an early stage. The IC Compiler ARM-Synopsys RM will help our Partners meet their next-generation product design challenges.”

The new ARM-Synopsys Galaxy RM with IC Compiler will be highlighted at the ARM Developers’ Conference 2005 at Synopsys Booth (#202), on October 4-6, Santa Clara Convention Center, Santa Clara, California.

Availability
The new ARM-Synopsys Galaxy RM with IC Compiler is available immediately for the ARM926EJ-S(TM) and ARM1136JF-S(TM) processors to all authorized ARM Partners, with additional processors coming by the end of the year. In addition, Synopsys provides ARM partners with complementary IP, including AMBA(R) 2 IP and Verification IP (VIP) and AMBA 3 AXI VIP, through its DesignWare(R) Library tools. Synopsys Professional Services also provides design and consulting services for hardening and integrating of ARM processor cores. Synopsys Professional Services is a global member of the ARM Design Center Program (ADC).

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless,

networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Synopsys
Synopsys, Inc. is a world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading semiconductor design and verification platforms and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at http://www.synopsys.com/.

# # #

Synopsys, and DesignWare are registered trademarks of Synopsys, Inc., Galaxy is a trademark of Synopsys. ARM and AMBA are registered trademarks of ARM Limited. ARM926EJ-S, ARM1136JF-S and Metro are trademarks of ARM Limited. Artisan is a registered trademark of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Editorial Contacts
Michelle Spencer
ARM, Ltd.
+44 1628 427780
Michelle.Spencer@arm.com

Nancy Renzullo
Synopsys, Inc.
(650) 584-1669
renzullo@synopsys.com

Melissa Chanslor
Edelman
(650) 968-4033
melissa.chanslor@edelman.com

2

Item 2

04 October 2005

ARM Significantly Reduces Time-To-Market For AMBA 3 AXI
Interconnect-Based SoC Designs

AMBA® BusMatrix and AMBA Designer technologies automate and simplify key phases of complex SoC design

CAMBRIDGE, UK – Oct. 4th, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the second annual ARM® Developers’ Conference in Santa Clara, Calif., the launch of the ARM AMBA® BusMatrix™ and AMBA Designer™ products, for use in embedded system design. The AMBA BusMatrix interconnect enables system architects to optimize performance, while the AMBA Designer tool enables rapid configuration of sub systems.

The AMBA BusMatrix is a fully configurable PrimeCell® core which forms the key building block of the AMBA on-chip interconnect. The user can control the structure to support high throughput with the popular AMBA multi-layer protocol while minimizing gate count. By linking peripherals through the high performance AMBA 3 AXI specification, the AMBA BusMatrix core, in conjunction with the AMBA Designer tool, enables system architects to optimize the performance of systems by experimenting with different configurations to find the most efficient system solution.

The AMBA Designer environment enables configuration of the AMBA BusMatrix, through an intuitive Graphical User Interface (GUI) based on MaxSim™ technology. The rapid configuration functionality enables Partners to reduce the time-to-market of ASIC designs by simplifying the complexity of the design process, enabling performance and efficiency gains to be made. Furthermore, by utilizing the performance and clock speed advantages afforded by these new technologies, designers also benefit from reduced power consumption in their ASIC designs. The ARM AMBA Designer also supports SPIRIT (Structure for Packaging, Integrating and Re-using IP within Tool-flows), an industry standard for efficient integration of IP in SoC platform design.

“As a lead ARM partner, Freescale worked closely with the ARM development team on the AMBA 3 AXI fabric components’ features and specifications,” said Berardino Baratta, director, Multimedia Applications Division, Freescale. “The AMBA 3 AXI fabric components are flexible enough to allow us to quickly develop customized interconnect solutions for our i.MX family of applications processors. That, in turn, helps our customers deliver their products to market faster.”

“The increasing complexity of ASIC designs has led to the need for high-performance fabrics and tools capable of servicing the evolving needs of system designers, a need which ARM is addressing with its extensive Fabric IP portfolio,” said Jonathan Morris, general manager, Fabric, ARM. “These latest AMBA products enable designers to save precious time when architecting complex system designs, providing a critical advantage in the race to market.”

About ARM
ARM designs the technology that lays at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. AMBA, AMBA BusMatrix, AMBA Designer, RealView and MaxSim are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”‘ is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact details
ARM PRESS OFFICE: +44 208 996 4141
Michelle Spencer

ARM
+44 1628 427780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

2

Item 3

04 October 2005

TI And ARM Partner To Advance Wireless Innovation With New ARM Processor

New ARM® Cortex™-A8 processor-based open platform breaks power and performance barriers provides for next-generation mobile devices and applications

DALLAS, TEXAS AND CAMBRIDGE, UK - Oct. 4, 2005 – Texas Instruments Incorporated (TI) (NYSE: TXN), and ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced at the ARM Developers’ Conference in Santa Clara, Calif., that TI is the first licensee and ARM’s lead Partner in the development of the new ARM® Cortex™-A8 processor. TI intends to use the Cortex-A8 processor across a range of next-generation, ultra-low power 3G modems and high-performance, OMAP™ application processors manufactured in 65nm processes and enhanced by TI’s SmartReflex™ power and performance management technologies and M-Shield™ security solution.

The rapid convergence of digital entertainment and communications requires a new level of system performance and security, all within a low-cost, low-power, high-performance framework based on open processing platforms. The ARM Cortex-A8 processor will be a key driver, enabling handset manufacturers to deliver more than four times the performance of existing solutions for applications such as mobile entertainment, communications and gaming. The Cortex-A8 processor was specifically designed with the technical demands of these marketplace needs in mind, while still enabling TI and its customers to meet tight time-to-market constraints.

“TI has been one of ARM’s lead Partners for more than 12 years, and during this time we have shipped an impressive 1.7 billion ARM processor-based chips,” said Gilles Delfassy, TI’s senior vice president of its Wireless Terminals Business Unit. “TI built the industry’s leading baseband processing product and OMAP applications processor by combining ARM processors with TI DSPs for telecom and multimedia and by supporting micro-computing based on open standards. And now, as the first Cortex-A8 processor licensee, TI continues to be first-to-market with the most advanced wireless processing solutions. We look forward to continuing to bring new applications and devices to the mobile consumer marketplace.”

“The rapid evolution of wireless and consumer products is demanding greater processing performance, combined with exceptional power efficiency and system security, to deliver exciting new features and services to end users,” said Warren East, CEO, ARM. “TI was our first silicon Partner to license and implement the technology in its upcoming wireless designs.”

Cortex-A8 Processor Benefits
The Cortex-A8 processor is the first applications processor based on the next-generation ARMv7 architecture, and features Thumb®-2 technology for greater performance, energy efficiency, and code density. It includes the first implementation of the powerful NEON™ multimedia extensions to accelerate media codecs such as H.264 and MP3. The Cortex-A8 solution also includes Jazelle®-RCT Java-acceleration technology to optimize Just In Time (JIT) and Dynamic Adaptive Compilation (DAC), and reduce memory footprint by up to three times. Additionally, the new processor features TrustZone® technology for secure transactions and Digital Rights Management (DRM), and Intelligent Energy Manager (IEM) capability for low power.

Availability
The ARM Cortex-A8 processor is available for licensing from ARM now.

Texas Instruments – Making Wireless
TI is the leading manufacturer of wireless semiconductors, delivering the heart of today’s wireless technology and building solutions for tomorrow. TI provides a breadth of silicon and software and 15 years of wireless systems expertise that spans handsets and base stations for all communications standards, wireless LAN, Bluetooth and Ultra Wideband. TI offers custom to turnkey solutions, including complete chipsets and reference designs, OMAP™ application processors, as well as core digital signal processor and analog technologies built on advanced semiconductor processes. Please visit www.ti.com/wirelesspressroom for additional information.

About Texas Instruments
Texas Instruments Incorporated provides innovative DSP and analog technologies to meet our customers’ real world signal processing requirements. In addition to Semiconductor, the company’s businesses include Sensors & Controls, and Educational & Productivity Solutions. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at http://www.ti.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

Trademarks
OMAP, SmartReflex and M-Shield are trademarks of Texas Instruments.

ARM, Thumb, TrustZone and Jazelle are registered trademarks of ARM Limited. Cortex and NEON are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ENDS

Contact details

TEXAS INSTRUMENTS
Renee Fancher
Texas Instruments Inc
+1 214 567 7447
rfancher@ti.com

ARM PRESS OFFICE: +44 208 846 0797
Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 846 0840
londonarm@text100.co.uk

2

Item 4

04 October 2005

Leading Hi-Tech Companies Voice Overwhelming Support for Groundbreaking ARM Processor

WHAT
The world’s leading high-tech organizations have pledged support for the new ARM Cortex™-A8 processor, which is the industry’s fastest and most efficient processor for advanced low-power mobile and consumer applications.

Industry-leading organizations which have shown support include:

Freescale, Matsushita (MEI), Samsung, Texas Instruments, Cadence, Synopsys, Microsoft, Montavista, Symbian and Wind River.

They, along with numerous other ARM® Partners, believe that the ARM Cortex-A8 processor maximizes the potential of high performance mobile products. The ARM Cortex-A8 processor will enable Partners to deliver real PC power to mobile devices such as Smartphones and MP3 players and demanding consumer products running multi-channel video, audio, and gaming applications, for the first time.

The ARM Cortex-A8 processor is supported by end-to-end ARM technology to reduce time-to-market, including the RealView® ARCHITECT series of ESL Tools and a new ARM Artisan Advantage-CE cell library, which is available for implementation in customer-specified process technologies.

WHEN
The ARM Cortex-A8 processor was launched at the second annual ARM Developers’ Conference, in Santa Clara, California, on October 4th 2005.

WHO
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact details
Michelle Spencer
ARM
+44 162 842 7780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 846 0740
londonarm@text100.co.uk

Item 5

04 October 2005

ARM Introduces Industry’s Fastest Processor For Low-Power Mobile And Consumer Applications

Complete ARM Cortex-A8 processing solution comprises a broad portfolio of ARM technology to reduce time-to-market

CAMBRIDGE, UK - Oct. 4, 2005 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced its new Cortex™-A8 processor which will revolutionize consumer and low-power mobile devices, enabling the delivery of higher levels of entertainment and innovation to end users. Launched at the second annual ARM® Developers’ Conference, in Santa Clara, California, the ARM Cortex-A8 processor delivers up to 2,000 DMIPS making it ideal for demanding consumer products running multi-channel video, audio, and gaming applications. For next-generation mobile devices, the ARM Cortex-A8 processor delivers industry-leading performance and power efficiency while using less than 300 mW in 65nm technology. For the first time, low-cost, high-volume products will have access to desktop levels of performance using the Cortex-A8 processor.

The exceptional speed and power efficiency of the Cortex-A8 processor is enabled by new ARM Artisan® libraries supporting Intelligent Energy Manager (IEM) technology and implementing advanced leakage control. The processor is supported by a wide range of ARM technologies for rapid system design including RealView® DEVELOPER software development tools; RealView ARCHITECT ESL tools and models; CoreSight™ debug and trace technology; and software library support through the OpenMAX multimedia processing standard.

ARM has already secured five licensees for the Cortex-A8 processor, including Freescale, Matsushita, Samsung and Texas Instruments, and future support from major EDA and Operating System vendors.

“With the Cortex-A8 processor, ARM has demonstrated its commitment to enabling the next generation of advanced cell phones, media players and new portable devices requiring robust digital signal processing and control capabilities,” said Will Strauss, president and principal analyst of market watcher Forward Concepts. “The performance specifications are truly stunning and I expect that the Cortex-A8 processor will ensure ARM’s continued leadership in the portable electronics market.”

CORTEX-A8 PROCESSOR BENEFITS
The Cortex-A8 processor is the first applications processor based on the next-generation ARMv7 architecture, and features Thumb®-2 technology for greater performance, energy efficiency, and code density. It includes the first implementation of the powerful NEON™ signal processing extensions to accelerate media codecs such as H.264 and MP3. The Cortex-A8 solution also includes Jazelle®-RCT Java acceleration technology to optimize Just In Time (JIT) and Dynamic Adaptive Compilation (DAC), and reduces memory footprint by up to three times. Additionally, the new processor features TrustZone® technology for secure transactions and Digital Rights Management (DRM), and IEM capability for low power.

“The rapid convergence of digital entertainment and mobile communications technology requires new levels of system performance and security within a tight cost and power footprint,” said Mike Inglis, EVP, Marketing ARM. “The new ARM Cortex-A8 processor and supporting technologies brings unprecedented levels of performance and energy efficiency to the home and mobile markets and will result in innovative new devices with media-rich applications coming to the consumer.”

The Cortex-A8 processor features an advanced superscalar pipeline which can execute multiple instructions at the same time and deliver more than 2.0 DMIPS per MHz. The processor integrates a size configurable level 2 cache which works in conjunction with fast 16K or 32K level 1 caches to minimize access time and maximize throughput. The Cortex-A8 processor uses advanced branch prediction techniques and has dedicated NEON integer and floating-point pipelines for media and signal processing. The Cortex-A8 processor will run at more than 600 MHz in low-power 65nm processes with the core using less than 4 mm2 of silicon (excluding NEON, Trace technology and L2 cache). High-performance consumer designs will run the Cortex-A8 processor at up to 1 GHz in high-performance 90nm and 65nm processes.

COMPLETE SYSTEM SOLUTION
ARM has developed a full range of supporting technology around the new processor to reduce design time and accelerate time-to-market. This complete system solution includes development and debug tools, modeling technology and physical cell libraries:

The ARM RealView ARCHITECT series of ESL Tools, including MaxSim™ technology, enables rapid prototyping and architectural exploration of Cortex-A8 processor-based systems as well as providing a target for application software development before the hardware is available. This enables designers to deliver full platform solutions tuned to specific market requirements with time-to-market improvements of up to 40 percent.

The new AMBA® Designer design automation tool, based around MaxSim technology, provides design flow automation for advanced AMBA interconnect sub-systems, further reducing implementation and time-to-market (See “ARM Significantly Reduces Time-to-Market for AMBA 3 AXI Interconnect-Based SoC Designs”, Oct. 4, 2005).

The ARM RealView DEVELOPER series includes the RealView Development Suite which includes advanced code generation tools with Cortex-A8 processor-specific enhancements to deliver exceptional performance and unmatched code density. The tools also support the NEON media and signal processing extensions, enabling developers to achieve product and project cost reductions through the elimination of separate DSPs and their associated development tools. In addition, the Development Suite will support all the features included in the new processor.

The Cortex-A8 processor supports ARM CoreSight technology to speed complex debug and reduce time-to-market. The processor includes Embedded Trace Macrocell™ technology and implements the ARMv7 architecture-compliant debug interface to enable tools standardization and higher debug performance. The available CoreSight DK-A8 design kit extends the debug and trace capability to cover the entire system-on-chip including multiple ARM processors, DSPs, and intelligent peripherals. CoreSight trace technology is widely licensed and supported by ARM RealView development tools.

ARM’s new Artisan Advantage-CE library for the Cortex-A8 processor enables both high-speed operation and low static and dynamic power consumption. With more than one thousand cells, many specifically designed for the new processor, the library is designed to meet the high-density routing requirements of high-performance processors. Leakage power reduction is achieved through power gating MT-CMOS cells and retention flip-flops to support sleep and standby modes.

Availability
The ARM Cortex-A8 processor is available for licensing now, along with the majority of the supporting technology. First availability for the Advantage-CE library in leading 65nm technologies will be 1Q06.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Thumb, Jazelle, AMBA, TrustZone and RealView are registered trademarks of ARM Limited. Cortex, CoreSight, Embedded Trace Macrocell, MaxSim and NEON are trademarks of ARM Limited. Artisan is a registered trademark of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

2

Contact details
ARM PRESS OFFICE: +44 208 846 0797
Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Molly Taylor
Text 100
+1 415 593 8454
naarm@text100.com

Partner Quotes
“Our 10+ years of collaboration with ARM spanning services, verification, custom and now digital design provides the broadest possible of array of technology and support available today for ARM Partners using the new Cortex-A8 processor,” said Jan Willis, senior vice president of Industry Alliances at Cadence Design Systems, Inc. “We’re committed to enhancing the flexibility and ease of designing for this advanced capability through a new jointly funded program that combines engineering and development resources.”

“Freescale prides itself on our longstanding relationship with ARM and on our lead partner role at both the strategic and technical levels in developing Cortex,” said Berardino Baratta, director, Multimedia Applications Division, Freescale. “This new applications processor highlights the breadth and depth of the pioneering technology that Freescale and ARM bring to our partnership.”

“We believe that we can anticipate future consumer trends and will maintain a strong industry position by incorporating innovative technology like that from ARM, into Panasonic’s integrated platform for digital consumer electronics,” said Mr. Osamu Nishijima, executive officer and vice president of Semiconductor Company, Matsushita Electric Industrial. “We are working closely with ARM to offer leading-edge solutions that meet the needs of system developers worldwide.”

“With the mobile phone now establishing itself as the de facto all-in-one enterprise device, the industry must look at ways to improve the overall experience, which means faster and power-sensitive innovation that ultimately leads to greater productivity,” said Jonas Hasselberg, group product manager with the Mobile and Embedded Devices Division at Microsoft Corp. “The ARM Cortex-A8 processor will be a key ingredient for developers to tap into the lucrative market of mobile information workers that demand PC-like performance.”

“Quality of service is key to the success of M-Commerce, whether this means device performance, operating system usability, or content appeal,” said Peder Ulander, vice president of marketing at MontaVista Software. “ARM has always supported all leading industry standards and the ARM Cortex-A8 processor represents an opportunity for every part of the electronics design chain, as it offers massive step up in power, performance and power-efficiency, which can easily be accessed by the ARM Connected Community.”

“The average mobile phone user has more technology know-how than ever before. Very soon, the man-on-the-street will simultaneously be able to use higher-end mobile phone features like video editing, Java-based applications and MP3 players,” said Sung-bae Park, vice president of SoC R&D Center at Samsung Electronics’ System LSI Division. “We believe the ARM Cortex-A8 processor brings the level of performance needed to support these demands, while enabling handset vendors to keep the sleek and power efficient designs the consumer expects.”

“As Symbian prepares for pushing Symbian OS - the most technologically advanced mobile OS - into the mass market, it relies on key industry leading partners such as ARM to develop reliable and robust technologies that will support the high performance of tomorrow’s powerful mobile phones,” said Jorgen Behrens, vice president, Product Management and Strategy, Symbian. “The ARM Cortex-A8 processor is the first of a new generation of mobile technologies, which will boost the consumer’s mobile experience to the point that the mobile users will start relying heavily on their mobile phones for communication, entertainment, business and m-commerce.”

“Consumer electronics design continues to drive the need for higher performance, lower power processors delivered to market in the shortest possible time,” said Antun Domic, senior vice

3

president and general manager, Synopsys. “Synopsys is working with ARM to address these design requirements by using Synopsys’ Galaxy™ Design and Discovery™ Verification platforms. Our collaboration with ARM on a high performance design flow for the Cortex-A8 processor demonstrates our on-going commitment to increase design performance and power efficiency, and to enable our mutual customers to achieve their product goals in more efficient ways.”

“TI and ARM have enjoyed a long-standing, unique business collaboration, from the first ARM core for which TI was the first licensee, to numerous TI DSP and ARM design-ins, to the Cortex A-8 today,” said Alain Mutricy, TI’s vice president and general manager of Cellular Systems, Wireless Terminals Business Unit. “Through this collaboration, we’ve combined TI’s deep wireless knowledge with ARM processors and open instruction sets to support a range of wireless applications and industry firsts, including the first single-chip digital baseband, the first single-chip solution for mobile phones, and OMAP™ 2, which was built on the industry-leading OMAP platform and is the industry’s first ARM-11-based architecture. It is TI’s hope that over the coming years ARM and the Cortex-A8 will enjoy even greater levels of success.”

“The performance and power enhancements of ARM Cortex-A8 push the boundaries of current semiconductor design” said John Fanelli, vice president Product Planning and Management, Wind River. “Wind River can leverage these capabilities to deliver a compelling software platform that’s highly optimized for the underlying hardware.”

4

Item 6

06 October 2005

Sarnoff H.264 Silicon IP Now On ARM Processors For High-Quality Video on Mobile Devices

Codec shown in hardware at ARM Developers’ Conference; Implemented with ARM RealView Tools

GISTEL, BELGIUM AND CAMBRIDGE, UK- Oct. 6, 2005 - Sarnoff Corporation and ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced that the latest H.264 silicon IP codecs which enable video on mobile devices, are now available on ARM® processors. The codecs enable PDAs, cell phones, and other portable devices to encode, decode, and display vivid, high-resolution, full-motion video for teleconferences, movies, and other business and entertainment uses.

Sarnoff is demonstrating the codecs on ARM hardware at the ARM Developers’ Conference in Santa Clara, CA., Oct. 4-6 (booth 913), and at the Fabless Semiconductor Association (FSA) Suppliers Expo & Conference in San Jose, CA., Oct. 5-6 (booth 414-416).

The codecs, part of Sarnoff’s line of SelectCores™ silicon IP, were implemented on the ARM processor using ARM RealView® ESL tools with MaxSim™ technology, part of the ARCHITECT Series.

“We chose the ARM RealView ARCHITECT design tools with MaxSim technology because they gave us the most efficient implementation of our IP on the ARM platform, and because they let us model our customer’s SoC design in detail even before manufacture, thereby minimizing their risk,” said Sandip Parikh, product development manager, Sarnoff. “The RealView virtual prototyping tools helped our teams in Princeton, New Jersey, and Bangalore, India, to create the optimum system-on-chip solution.”

RealView ARCHITECT tools with MaxSim technology are used to create and deploy SystemC-based virtual prototypes of complex SoCs,” said Thomas Kettler, business development manager, ESL Tools, ARM. “Our RealView ESL tools run on multiple platforms to meet customer needs for SoC architecture exploration and pre-silicon software development. ARM provides complete system solutions with ARM IP and tools invented, designed, developed and tested together. Sarnoff knew that the finished product would be compatible with our processors and take maximum advantage of their performance.”

Sarnoff’s H.264 silicon IP draws low power for long battery life. It also includes hardware-based accelerators for maximum flexibility and scalability. By choosing which accelerators are implemented, users can optimize the cost/power tradeoffs to the specific device being designed. This allows them to customize device performance and maintain brand differentiation.

The IP also enables software or hardware to be used interchangeably for given functions. Device makers can freely integrate proprietary technology with the IP to enable specific functions or boost performance.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Sarnoff Corporation
Sarnoff Corporation (www.sarnoff.com) produces innovations in electronic, biomedical and information technology that generate successful new products and services for clients worldwide. Founded in 1942 as RCA Laboratories, it develops breakthroughs in ICs, lasers, and imagers; drug discovery, manufacture and delivery; digital TV and video for security, surveillance, and entertainment; high-performance networking; and wireless communications. Its history includes the development of color TV, the liquid-crystal display, and the disposable hearing aid, and a leadership role in creating the new U.S. digital and HDTV standard. Sarnoff also founds new companies to bring its technologies to market. It is a subsidiary of SRI International.

ENDS

ARM and RealView are registered trademarks of ARM Limited. MaxSim is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Press Contacts
For Sarnoff
Lisa Kanda
Sarnoff Corporation
(609) 734-2670
FAX (609) 734-2040
lkanda@sarnoff.com

Henk DeBlaere
Sarnoff Europe
+32-(0)59-275.917
+32-(0)59-275.916
hdeblaere@sarnoffeurope.com

For ARM
ARM PRESS OFFICE: +44 208 846 0797

Michelle Spencer
ARM
+44 162 842 7780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 846 0740
londonarm@text100.co.uk

2

Item 7

17 October 2005

CeRoma Partners with ARM to Develop Next-Generation Digital TV Set-Top Boxes

TEL AVIV, ISRAEL AND CAMBRIDGE, UK – Oct. 17, 2005– CeRoma, a leading designer and manufacturer of advanced system-on-chip (SoC) solutions for digital video broadcasting, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that CeRoma will integrate the ARM1136J(F)-STM processor and ARM7TDMI® processor into its new Giraffe SoC solutions. CeRoma’s Giraffe SoC technology will use these ARM® processors and the Artisan® SAGE-HS™ high-speed library to deliver a high-performance, single-chip solution for digital video broadcasting (DVB) and internet protocol television (IP-TV), in high-volume consumer products.

“Consumers are demanding enhanced interactive services and greater variety from digital television services, which opens up a huge opportunity for the broadcast sector,” said Trevor Neal, vice president, Sales and Marketing, CeRoma. “As DVB and IP-TV services become more advanced, CeRoma needs high-performance, low-cost processors capable of powering next-generation digital television products. CeRoma chose the ARM1136J(F)-S processor because of its strong multimedia performance.”

“Next-generation television products require sophisticated features including both IP and DVB reception and high definition video decoding. The decision to integrate ARM processor and Physical IP solutions in CeRoma’sGiraffe SoC,demonstrates the strong performance these products offer,” said ShlomoRosenberg,Israel country manager, ARM. “DVB and IP-TV technologies will offer a new approach for broadcast delivery and we are committed to enabling our Partners to capitalize on this opportunity by providing flexible, reliable products capable of meeting the demands of future DVB technology.”

About CeRoma
CeRoma manufactures solutions for next generation, high volume digital television products. Founded in Israel in 2005, CeRoma has established a highly qualified team of industry experts from the digital television and networking industries. CeRoma’s customers are world-wide industry leaders in digital television and IP-TV. info@ceroma-labs.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM1136J(F)-S and SAGE-HS are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact details
ARM PRESS OFFICE: +44 208 846 0797
Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 846 0740
londonarm@text100.co.uk

CeRoma Press Information
Trevor Neal
+972-4-6377-844
trevorn@ceroma-labs.com

2

Item 8

18 October 2005

VeriSilicon Licenses Full Range of ARM Processors for Consumer & Automotive SoC Design Services

SHANGHAI, CHINA AND CAMBRIDGE, UK – Oct. 18, 2005– VeriSilicon Holdings Co. (VeriSilicon), a leading ASIC design foundry and one of the Red Herring’s 100 Private Companies of Asia 2005, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that VeriSilicon is licensing a range of ARM® processors available via the ARM Foundry Program, including the ARM7TDMI® processor, the ARM922TTM processor and the ARM926EJ-STM processor. Combined, these technologies will strengthen VeriSilicon’s development capability of ARM Powered® SoC solutions for use in multiple areas such as the consumer electronics, wireless and automotive markets.

China has become one of the most important regions for the global semiconductor market and is demanding diverse chip and system products for both entry- and advanced-level applications such as HDTVs, DTVs, set-top boxes, mobile handsets and automotive solutions. Global Source has reported that in 2005, China’s electronics industry will consume nearly US$60 billion worth of ICs (Global Source, Sept. 8, 2005). With a maturing silicon value chain and a more explicit division of roles, Chinese IC design foundries are gaining significant opportunity to grow by providing design services to various customers.

“ARM is the world’s most popular architecture for the digital world. By licensing multiple processor cores from the ARM Foundry Program, we will be able to expand our product portfolio to meet different market requirements,” said Dr. Wayne Dai, founder, chairman and CEO of VeriSilicon. “VeriSilicon is aimed at becoming a bridge to Chinese fabs by offering our customers comprehensivedesign services and turnkey services including manufacturing, packaging, testing, deliveryand advanced SoC solutions. This agreement will consolidate our collaboration with ARM, enabling us to meet clients’ demands for various applications and shorten the time-to-market.”

“Since 2001 ARM has been working with many leading companies along the silicon value chain of the Chinese semiconductor industry, so that Chinese companies can utilize the benefits of the ARM architecture for both local and global markets,” said Dr. Jun Tan, president of ARM China. “This strategic agreement demonstrates ARM’s commitment to working closely with Chinese design foundries such as VeriSilicon, to enable them to develop advanced SoC systems that will deliver more value to their customers and continue to grow the Chinese IC design industry.”

About VeriSilicon
VeriSilicon Holdings Co., Ltd. is a fabless ASIC design foundry focusing on providing semiconductor IP, design services and turnkey services including manufacturing, packaging, testing, and delivery. VeriSilicon has operation centers in Shanghai, China; Silicon Valley, US; Taipei, Taiwan; and Tokyo, Japan, to

service worldwide customers. Over 400 customers worldwide have licensed VeriSilicon IP, optimized specifically for China-based wafer foundries. VeriSilicon has achieved the first silicon success and started volume production of many complex, multi-million gates ASICs using 0.18 um and below technologies at China-based wafer foundries. VeriSilicon is the first and only ARM Approved Design Center (ADC) and the first and only LSI certified ZSP design center in mainland China. In 2005, VeriSilicon has been names one of the Red Herring 100 Private Companies of Asia. More information on VeriSilicon is available at http://www.verisilicon.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM7TDMI, RealView and ARM Powered are registered trademarks of ARM Limited. ARM922T and ARM926EJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

VeriSilicon Microelectronics (Shanghai) Co., Ltd.
+86 21 51311118
Jeff Feng
jfeng@verisilicon.com

2

Item 9

18 October 2005

ARM Holdings Plc - Results For The Third Quarter And Nine Months Ended 30 September 2005

CAMBRIDGE, UK, 18 October 2005 - ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the third quarter and for the nine months ended 30 September 2005, showing year-to-date dollar revenue growth of 16%.

Financial Highlights

£M	Q305		Q304 (ARM standalone)		Q205
	Normalized ***	US GAAP	Normalized ***	US GAAP	Normalized ***	US GAAP
Revenue	56.7	56.7	39.4	39.4	57.8	57.8
Income before income tax	19.1	12.0	13.6	13.3	19.6	12.9
Operating margin	31.3%	18.8%	29.7%	28.9%	31.8%	20.2%
Earnings per share	1.05p	0.68p	0.95p	0.92p	1.05p	0.70p
Net cash generation ****	17.2		15.0		18.6

Q3 total dollar revenues of $101.0m comprising ARM® licensing $30.9m (£17.3m), ARM royalties $32.1m (£18.0m), Development Systems $10.3m (£5.8m), Service revenues $6.5m (£3.6m), Physical IP division (“PIPD”) $21.2m (licensing $15.2m, royalties $6.0m) (£12.0m)

Overall Q3 order backlog flat on Q2 with ARM processors and PIPD components of backlog up sequentially

Full year 2005 sterling earnings per share expectations in line with current market estimates. Expected full year 2005 dollar revenue growth of approximately 15%

£5.4m returned to shareholders in Q3 through rolling share buyback program

Operational Highlights

Formal launch at the ARM Developers’ Conference of the Cortex™-A8 processor (formerly code-named “Tiger”), the industry’s fastest processor for low-power mobile and consumer applications. Exceptional speed and power efficiency enabled by new ARM Artisan® libraries; first product to benefit from the technology synergies arising from the ARM and Artisan combination

Strong quarter for licensing of ARM’s latest processor technology with five ARM11™ licenses and four Cortex licenses signed. Shipments of ARM microprocessors exceed 400 million units in a quarter for the first time

PIPD signed three more synergistic license deals, giving six year-to-date

* Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Approximately 95% of invoicing is in dollars.
** Each American Depositary Share (ADS) represents three shares.
*** Normalized figures are before acquisition-related charges and other deferred stock-based compensation charges. For reconciliation of GAAP measures to normalized non-GAAP measures detailed in this document, see notes 4.1 to 4.24.
**** Before dividends, share buybacks and acquisition consideration - see notes 4.15 to 4.17.

Commenting on the third quarter, Warren East, Chief Executive Officer, said:
“There are several encouraging trends in these results. Despite some typical third quarter lumpiness in our licensing and Development Systems businesses, we have seen strong licensing activity for our latest ARM11 and Cortex microprocessors and our Physical IP division is starting to deliver on its promise with evidence of technology synergies between ARM and Artisan now translating into products and a further three synergistic license deals being signed during the quarter.”

Tim Score, Chief Financial Officer, added:
“Record royalty revenues and unit shipments illustrate the market leadership of ARM technologies across a broad spectrum of digital products. Operating margins are consistently above 30% and our cash generation is strong, enabling us both to invest in the innovative technologies that drive revenue growth and to return cash to shareholders via dividends and share buybacks.”

Current trading and prospects
Having achieved year-to-date dollar revenue growth of 16%, ARM has again grown at a faster rate than the semiconductor industry as a whole.

When announcing our half year results in July 2005, we indicated that full year 2005 dollar revenues were expected to grow between 15-20% year-on-year compared to combined ARM and Artisan revenues of $367 million in 2004, comprising ARM revenues of $272 million and Artisan pro forma revenues of $95 million. Taking into account the performance in the nine months to 30 September 2005 and the outlook for Q4, our expectations are that year-on-year dollar revenue growth will be approximately 15%. Full year 2005 normalized sterling earnings per share is expected to be in line with current market estimates.

Financial review
(US GAAP unless otherwise stated)

Third quarter ended 30 September 2005

Total revenues
Total revenues for the third quarter of 2005 amounted to £56.7 million. In US dollar terms*, third quarter revenues of $101.0 million were 6% up on the aggregate ARM and Artisan revenues of $95.3 million(4.23) in Q3 2004. The effective US dollar to sterling exchange rate for ARM in Q3 2005 was $1.78 compared to $1.82 in Q2 2005 and $1.78 in Q3 2004.

License revenues
Total license revenues in the third quarter were £25.9 million, representing 46% of group revenues. License revenues comprised £17.3 million from the original ARM business and £8.6 million from PIPD. In US dollar terms*, license revenues from the original ARM business of $30.9 million in Q3 2005 were 21% up on Q3 2004. PIPD license revenues of $15.2 million compared to $15.6 million in Q3 2004. Overall, group order backlog at the end of Q3 was at the same level as at the end of Q2, with the ARM processors and PIPD components of backlog both being up sequentially.

23 licenses for microprocessors were signed in Q3 2005. 11 new partners took a total of 16 licenses, of which eight were per-use licenses and four were term licenses. The eight per-use licenses comprised five licenses for the ARM7TDMI® processor, one license for the ARM922T™ processor and two licenses for the ARM926EJ™ processor. The four term licenses were for the ARM7TDMI processor, the ARM7TDMI-S™ processor, the SC100™ processor and the Cortex-M3 processor. The remaining four licenses comprised one license for the ARM946E-S™ processor, two licenses for the ARM1136J(F)-S™ processor and one license for the ARM11 MPCore™ processor.

A further seven licenses were signed with six of our existing partners. These comprised two derivative licenses to ARM7™ products, one derivative and one upgrade license to ARM11 products, one Cortex-M3 processor derivative license, one upgrade to the Cortex “ServalE” processor to be launched in 2006 and one upgrade to the Cortex-A8 processor.

Royalty revenues
Total royalty revenues in the third quarter were £21.4 million, representing 38% of total group revenues. Royalty revenues comprised £18.0 million from the original ARM business and £3.4 million from PIPD. In US dollar terms*, ARM royalty revenues of $32.1 million in Q3 2005 were up 3% sequentially on Q2 2005 and were 12% up on Q3 2004. At $6.0 million, PIPD royalties were 5% up sequentially.

Development Systems and Service revenues
Sales of Development Systems in Q3 2005 were £5.8 million, representing 10% of total group revenues, compared to £6.3 million in Q2 2005. In US dollar terms, Development Systems revenues were $10.3 million this quarter, 7% up on Q3 2004. Service revenues in Q3 2005 were £3.6 million representing 6% of total group revenues.

Gross margins
Group gross margins for the third quarter were 88%, comprising 92% for the original ARM business and 72% for PIPD.

Operating expenses and operating margins
Total group operating expenses in Q3 2005 were £39.1 million, including acquisition-related charges of £5.7 million and other deferred stock-based compensation of £1.4 million. Excluding these charges, operating expenses in the quarter were £32.0 million, comprising £27.0 million related to the original ARM business and £5.0 million to PIPD, compared to £33.2 million in Q2 2005. Operating expenses are lower in Q3 due primarily to the partial reversal of provisions for employee bonuses made in the first half.

Total research and development expenses were £13.9 million in Q3 2005, representing 25% of revenues, compared to £15.8 million or 27% of revenues in Q2 2005. Total sales and marketing costs in Q3 2005 were £8.5 million or 15% of revenues compared to £8.3 million or 14% of revenues in Q2 2005. Total general and administrative expenses in Q3 2005 were £9.6 million, representing 17% of revenues compared to £9.2 million or 16% of revenues in Q2 2005.

Operating margin in Q3 2005 was 18.8% compared to 20.2% in Q2 2005. Operating margin, excluding acquisition-related charges of £5.7 million and other deferred stock-based compensation of £1.4 million, was 31.3%(4.1) in Q3 2005 compared to 31.8%(4.2), excluding non-recurring and acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million, in Q2 2005. Operating margin of 31.3% in Q3 2005 comprises 31.5% in the original ARM business and 30.4% in PIPD.

Interest receivable
Interest receivable increased to £1.4 million in Q3 2005 compared to £1.2 million in Q2 2005, due to higher average cash balances offsetting slightly lower interest rates.

Earnings and taxation
Income before income tax in Q3 2005 was £12.0 million compared to £12.9 million in Q2 2005. Income before income tax, excluding acquisition-related charges of £5.7 million and other deferred stock-based compensation of £1.4 million, was £19.1 million(4.6) . The group’s effective tax rate under US GAAP in Q3 2005 was 19% bringing the effective rate for the nine months to 23%, reflecting the availability of research and development tax credits in the UK and the US and taking into account further benefits arising from the structuring of the Artisan acquisition.

Third quarter fully diluted earnings per share prepared under US GAAP were 0.7 pence (3.6 cents per ADS**) compared to earnings per share of 0.7 pence (3.8 cents per ADS**) in Q2 2005. Earnings per fully diluted share in Q3 2005, before acquisition-related charges of £5.7 million and other deferred stock-based compensation of £1.4 million, were 1.0 pence(4.18) per share (5.5 cents per ADS**) compared to 1.0 pence(4.19) (5.6 cents per ADS**) in Q2 2005, before non-recurring and acquisition-related charges of £6.2 million and other deferred stock-based compensation of £0.5 million.

Nine months ended 30 September 2005

Revenues
Total revenues for the nine months ended 30 September 2005 amounted to £169.5 million. In US dollar terms*, revenues of $309.7 million in the first nine months were 16% up on the aggregate ARM and Artisan revenues of $266.2 million(4.24) in the first nine months of 2004. The effective average dollar to sterling exchange rate in the first nine months of 2005 was $1.83 compared to $1.78 in the first nine months of 2004 for ARM standalone.

Total license revenues in the first nine months of 2005 were £78.5 million, being 46% of total revenues. Total royalty revenues were £62.4 million, representing 37% of total revenue. Sales of development systems were £17.9 million, being 11% of total revenues. Service revenues were £10.7 million in the first nine months of 2005, representing 6% of total revenues.

Gross margins
Group gross margins year-to-date were 89%, comprising 93% for the original ARM business and 73% for PIPD.

Operating expenses and operating margins
Total group operating expenses year-to-date 2005 were £116.3 million, including acquisition-related charges of £17.9 million and other deferred stock-based compensation of £2.2 million. Excluding these charges, operating expenses in the first nine months were £96.1 million, comprising £80.7 million related to the original ARM business and £15.4 million to PIPD.

Total research and development expenses were £44.4 million year to date 2005, representing 26% of revenues. Total sales and marketing costs year to date 2005 were £25.0 million or 15% of revenues. Total general and administrative expenses in year to date 2005 were £26.6 million, representing 16% of revenues.

Operating margin in the first nine months of 2005 was 19.9% compared to 25.2% in the ARM standalone business in the first three quarters of 2004. Operating margin, excluding acquisition-related charges of £17.9 million and other deferred stock-based compensation of £2.2 million, was 31.9%(4.4) year-to-date 2005 compared to 26.0%(4.5), excluding acquisition-related charges of £0.5 million and other deferred stock-based compensation of £0.4 million, for the same period in 2004. The operating margin of 31.9% year-to-date 2005 comprises 31.8% in the original ARM business and 32.1% in PIPD.

Interest receivable
Interest receivable was £3.6 million for the first nine months of 2005.

Earnings
Income before income tax year-to-date 2005 was £37.5 million. Income before income tax, excluding acquisition-related charges of £17.9 million and other deferred stock-based compensation of £2.2 million, was £57.6 million(4.9) .

Year-to-date fully diluted earnings per share under US GAAP were 2.0 pence (10.7 cents per ADS**). Earnings per fully diluted share year-to-date 2005, before acquisition-related charges of £17.9 million and other deferred stock-based compensation of £2.2 million, were 3.0 pence(4.21) per share (16.2 cents per ADS**).

Balance sheet and cash flow
Intangible assets at 30 September 2005 were £436.3 million, comprising goodwill of £369.1 million and other intangible assets of £67.2 million, compared to £362.9 million and £71.4 million respectively at 30 June 2005. The increase in goodwill in Q3 2005 is due primarily to foreign exchange movements. Goodwill is no longer amortized under US GAAP but is subject to impairment on at least an annual basis. The other intangible assets are being amortized through the profit and loss account over a weighted average period of five years.

Accounts receivable increased to £52.2 million at 30 September 2005 from £49.7 million at 30 June 2005. The allowance against receivables increased to £1.8 million at the end of September from £1.5 million at 30 June 2005. Deferred revenues were £23.2 million at the end of September 2005 compared to £20.4 million at 30 June 2005.

Net cash generation in Q3 2005 was £17.2 million(4.15), before paying out £5.4 million on the share buyback program announced in July, giving total cash, cash equivalents, short-term investments and marketable securities of £164.7 million(4.11) at 30 September 2005.

Operating review

Original ARM licensing and product development
ARM’s processor technology portfolio represents a rich mix of newly developed technology and more mature processors, which continue to be licensed many years after their introduction, demonstrating the very long life cycle of ARM technology. Licensing activity in Q3 illustrates the breadth of the technology portfolio, with the 23 licenses signed in the quarter including five for ARM11 products and four for Cortex products.

At the second ARM Developers’ Conference in early October, we formally launched the Cortex-A8 processor (code-named “Tiger”), which has already been licensed by five of the world’s leading semiconductor companies, including Freescale, Matsushita, Samsung and Texas Instruments. The Cortex-A8 processor is the industry’s fastest processor to date and the first complete processing solution comprising a broad portfolio of ARM technology to reduce time-to-market, including software development tools and models, debug and trace technology and software library support. The Cortex-A8 processor is expected to revolutionize consumer and low-power mobile devices, enabling the delivery of higher levels of entertainment and innovation to end users. Its performance and power utilization characteristics make it ideal for demanding consumer products running multi-channel video, audio and gaming applications. The exceptional speed and power efficiency of the Cortex-A8 processor is enabled by new ARM Artisan libraries supporting our latest technology ingredients such as Intelligent Energy Manager (IEM) technology. Additionally, the new processor features ARM TrustZone® technology for secure transactions. The ARM TrustZone Software Application Program Interface (API) is gaining wide industry endorsement and quickly becoming a standard foundation for the implementation of security functions such as digital rights management, device protection and payment.

In addition, ARM7 and ARM9™ family products continue to be popular with our partners with a total of a further 13 licenses being signed in Q3. 28 new companies have joined the ARM partnership year-to-date, bringing the total number of semiconductor partners at the end of September 2005 to 165.

Original ARM royalty revenues and unit shipments
ARM partners shipped 405 million units in Q2 2005 (we report royalty revenues one quarter in arrears), the first time that shipments have exceeded 400 million units in a quarter. Year-to-date total shipments are now 1.163 billion, up 29% on the same period in 2004 with mobile shipments growing by 24% and non-mobile shipments growing by 39%.

We are reporting record royalty revenues of $32.1 million in Q3 2005 at an average royalty rate (“ARR”) of 7.9 cents, within the range seen over the last four years between 7.2 and 9.2 cents. The ARR fluctuates quarterly based on the mix of products shipped in a given quarter. Of the total reported unit shipments in Q3, 31% related to units based on ARM9 family technology. The mobile segment accounted for 64% of unit shipments, compared to 66% last quarter. Growth in non-mobile markets has been broadly spread with particularly good progress being made in hard disk drives, digital TV’s, set-top boxes and microcontrollers. The total number of partners shipping ARM technology-based product at the end of Q3 is 62.

PIPD licensing
PIPD reported license revenues of $15.2 million compared to $17.9 million last quarter and $15.6 million a year ago. Although Q3 is typically seasonally weak for licensing, there was an encouraging mix of bookings activity. As well as licensing a range of products to existing and new foundries, a number of licenses were signed as a result of the combination of ARM and Artisan. We reported three instances of ARM partners licensing physical IP from the Group in the first half; one of these companies licensed more IP in Q3. In addition, a fourth existing ARM partner licensed physical IP in Q3. Also this quarter, we saw the first instance of processor IP and physical IP being licensed by a new ARM partner as part of the same transaction. The business was won primarily due to the availability of both physical and processor IP from ARM, in contrast to the competitive processor IP offerings.

PIPD royalty revenues
As with processor royalties, PIPD receives and reports royalty data one quarter in arrears. Royalties of $6.0 million were 5% up on last quarter. There were no meaningful “catch-up” royalties in either the Q3 or Q2 reported royalty revenues. Overall capacity utilization in the foundries was a little higher in Q2 than Q1, however wafer pricing was down more than 6% sequentially.

Board
Mark Templeton, who joined the ARM Board as an executive director in December 2004 on completion of the acquisition of Artisan, becomes a non-executive director of the company. The Board looks forward to continuing to benefit from Mark’s strategic insight and in-depth knowledge of the global semiconductor industry.

People
At 30 September 2005 we had 1,272 full time employees compared to 1,223 at the end of Q2. At 30 September 2005, the Group had 564 employees based in the UK, 473 in the US, 86 in Continental Europe, 107 in India and 42 in the Asia Pacific region.

Following a review of the remuneration arrangements for senior executives, it is proposed that share options will be replaced by other forms of share-based remuneration. Formal approval for the proposed changes will be sought at the Annual General Meeting of the Company in April 2006.

Legal matters
In May 2002, Nazomi Communications, Inc. (“Nazomi”) filed suit against ARM alleging willful infringement of Nazomi’s US Patent No. 6,332,215. ARM answered Nazomi’s complaint in July 2002 denying infringement. ARM moved for summary judgment and a ruling that the technology does not infringe Nazomi’s patent. The United States District Court for the Northern District of California granted ARM’s motion, and Nazomi appealed the District Court’s ruling. On September 7, 2004, the Court of Appeals for the Federal Circuit heard the appeal and issued its decision on April 11, 2005. Because, in the opinion of the Court of Appeals for the Federal Circuit, the District Court did not construe the disputed claim term in sufficient detail for appellate review, the Court of Appeals for the Federal Circuit remanded the dispute back to the District Court for further analysis. The Court of Appeals’ decision does not reverse the original decision of the District Court. It was previously reported that a supplementary “Markman” hearing to assist in a more detailed claim construction analysis was set for 16 September 2005 but because the District Court had scheduling difficulties this hearing was postponed to 11 October 2005. The supplementary “Markman” hearing was held on 11 October 2005 and we are presently awaiting the ruling of the District Court. Based on legal advice received to date, ARM has no cause to believe that the effect of the original ruling by the District Court will not be upheld.

CONTACTS
Tim Score/Bruce Beckloff
ARM Holdings plc
+44 (0)1628 427800

Tom Buchanan/Fiona Laffan
Brunswick
+44 (0) 207 404 5959

Full Results Tables For The Third Quarter And Nine Months Ended 30 September
2005 (236kb  )

Note
The results shown for Q3 2005, Q3 2004, 9M 2005 and 9M 2004 are unaudited.

The results for ARM for Q3 2005 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2004 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2004.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2004 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section240 (3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2004 have been delivered to the Registrar of Companies, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/

ARM and ARM7TDMI are registered trademarks of ARM Limited. ARM7, ARM7TDMI-S, ARM9, ARM922T, ARM926EJ, ARM946E-S, ARM11,ARM1136J(F)-S, SC100, Cortex and MPCore are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., ARM Physical IP Inc., Axys Design Automation Inc., Axys GmbH; ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium NV.; and ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc

Item 10

25 October 2005

Toshiba Licenses ARM1176JZF-S High-Performance Microprocessor

ARM technology facilitates Toshiba’s SoC business in the digital consumer and mobile phone markets

TOKYO, JAPAN AND CAMBRIDGE, UK – Oct. 25, 2005 – Toshiba Corporation and ARM [(LSE: ARM; (Nasdaq: ARMHY)], today announced that Toshiba has licensed the ARM1176JZF-S™ processor. Toshiba will use the processor to develop SoCs for advanced digital consumer electronics products and mobile phones, with first SoCs being introduced around the end of 2006.

The high-performance ARM1176JZF-S processor, which is capable of performance in excess of 550 MHz in current 90nm process technologies, features a vector floating-point unit that accelerates 3D graphics, and is the first to incorporate ARM® TrustZone® security technology, which prevents unauthorized access to personal information and other sensitive data stored in the built-in memory. TrustZone technology facilitates the development of portable security solutions that are compatible with different operating systems. The ARM1176JZF-S processor also utilizes ARM Intelligent Energy Manager (IEM) technology, which reduces power consumption by dynamically adjusting clock frequency and supplied voltage according to the processing requirements of the software running on it. IEM technology reduces power consumption in the processor by as much as 70 percent, enabling devices to run feature-rich applications without sacrificing battery life.

“ARM continues to be a strategic partner of Toshiba,” said Yutaka Murao, general manager of Telecommunication & Custom LSI, System LSI Division I at Toshiba’s Semiconductor Company. “The superb performance, high security, and low-power consumption of the ARM11™ family processors reinforce Toshiba’s development of SoCs for innovative digital consumer electronics products and mobile phones.”

“Industry adoption of the ARM11 family continues to accelerate in Japan,” said Takafumi Nishijima, president of ARM KK. “Toshiba’s selection of the ARM high performance, low-power consumption solution will further expand the presence of ARM in key markets such as consumer digital electronics and mobile devices.”

The ARM1176JZF-S processor has been widely adopted for demanding mobile and consumer applications, due to its high-end performance, energy economy and rich feature set. Toshiba’s licensing of the ARM1176JZF-S processor follows last year’s successful implementation of ARM1136J-S™ processor to meet a wide range of customer needs.

About Toshiba Corporation
Toshiba Corporation is a leader in the development and manufacture of electronic devices and components, information and communication systems, digital consumer products and power systems. The company’s ability to integrate wide-ranging capabilities, from hardware to software and services, assure its position as an innovator in diverse fields and many businesses. In semiconductors, Toshiba continues to promote its leadership in the fast growing system-on-chip market and to build on its world-class position in NAND flash memories, analog devices and discrete devices. Visit Toshiba’s website at www.toshiba.co.jp/index.htm

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Trustzone are registered trademarks of ARM Limited. ARM11, ARM1136J-S and ARM1176JZF-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
londonarm@text100.co.uk michelle.spencer@arm.com
Hiroko Mochida
Toshiba Corporation
+81 3-3457-2105
URL: http://www.toshiba.co.jp/contact/media.htm

2

Item 11

27 October 2005

ARM RealView ESL APIs Enable Plug-and-Play ESL Models

WHAT: ARM has released its RealView® Embedded System Level (ESL) Application Programming Interface (API) specifications, which will enable 3rd parties to create models that plug-and-play in SystemC environments. Developed collaboratively with industry leaders such as Mentor Graphics and Synopsys, these interfaces are provided openly to the industry to enable designers and IP suppliers to develop C, C++ and SystemC models to a single set of interfaces.

The use of ESL design techniques, such as those supported in the RealView ARCHITECTS SERIES of ESL tools, show time-to-market advantages of up to 40% for SoC designers. The RealView ESL APIs will further enable tool and IP model design-chain support to enhance the ease of adoption for ESL solutions.

The RealView ESL APIs provide a foundation for stable, supported integration of transaction-based system simulation, debug and profiling. The simulation API is a single, protocol-generic interface that handles both detailed cycle-accurate and abstract instruction-accurate models.

WHEN: ARM RealView ESL APIs are freely downloadable today.

WHERE: http://www.arm.com/products/DevTools/ESLmodelinterfaces.html.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details
Michelle Spencer
ARM
+44 162 842 7780
michelle.spencer@arm.com

Niall O’Malley
Text 100
+44 208 846 0740
londonarm@text100.co.uk

Item 12

ARM DRIVES MOMENTUM IN MICROCONTROLLERS WITH KEIL ACQUISITION

CAMBRIDGE, UK – Oct. 28, 2005 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced it has acquired Keil, a leading independent provider of software development tools for the microcontroller (MCU) market. Keil operates jointly through two privately-owned companies, Keil Elektronik GmbH in Munich, Germany, and Keil Software, Inc. in Plano, Texas; and has combined gross assets valued at $4.6 million.

“ARM identified the MCU market as a critical growth area for our future business and with this acquisition, we will be able to accelerate progress in that market by offering a more complete, more compelling solution,” said Warren East, CEO, ARM. “As the MCU applications shift from 8/16-bit to 32-bit solutions, the combination of the ARM® Cortex™-M3 processor, which was specifically designed for microcontroller applications, our RealView® high-performance compiler, and Keil’s complementary MCU tools for ARM, will enable new generations of ARM MCU solutions.”

The 23-person company manufactures and distributes a broad range of development tools including ANSI C compilers, macro assemblers, debuggers, linkers, library managers, firmware and real-time kernels. Currently there are more than 100,000 microcontroller developers using this industry-proven solution.

“Keil and ARM have a long-standing relationship through our membership of the ARM Connected Community,” said Reinhard Keil, CEO, Keil. “We feel that with this acquisition we are in a better position to deliver complete offerings to the high-growth, 32-bit microcontroller market while continuing to support our 8051 and C16x compilers within the uVision environment.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. Cortex is a trademark of ARM Limited. Keil Software is a registered trademark of Keil Software, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Item 13

31 October 2005

Broadcom and ARM Collaborate To Improve Signal Processing In Embedded Devices

ARM OptimoDE data engine momentum continues with first use in SoCs

IRVINE, CALIF., AND CAMBRIDGE, UK – Oct. 31, 2005 – Broadcom Corporation (Nasdaq: BRCM), a leading provider of highly integrated semiconductor solutions enabling broadband communications, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], announced today that Broadcom is extending its partnership with ARM by licensing ARM® OptimoDE™ data engine technology. Broadcom will incorporate the ARM embedded signal processing technology into a variety of SoC applications including networking and wireless.

Broadcom will use the OptimoDE architecture to generate data engines—highly optimized signal processors. Because data engines are configurable, VLIW-style processors whose microarchitectures are finely tuned to specific application domains, the resulting processor is very small and extremely power efficient. This meets the needs of lightweight, battery-powered applications.

“OptimoDE technology creates data engines that offer an unprecedented level of flexibility and programmability,” said Ed Frank, VP of Research and Development, Broadcom. “This enables Broadcom to modify existing designs to address evolving product needs in a competitive and fast-changing consumer market, which is a significant benefit to our customers.”

“Momentum is gathering behind the adoption of ARM OptimoDE technology for consumer electronics designed to handle media-rich content,” said Tom Cronk, general manager, Data Engines, ARM. “OptimoDE technology is ideal for these applications, and we look to innovative companies like Broadcom to bring these applications to market.”

About OptimoDE Data Engines
ARM OptimoDE data engine technology is licensable intellectual property with an associated tool environment. OptimoDE technology is a configurable VLIW-styled architecture targeted at high-performance embedded signal processing applications. The tool environment enables the designer to configure and extend the type and number of data path resource units. The size and topology of local storage and the level of interconnect are also fully configurable. OptimoDE data engines are programmed in either C or C++ and are provided with a sophisticated C compiler and profiling analysis tools.

About Broadcom
Broadcom Corporation is a leading provider of highly integrated semiconductor solutions that enable broadband communications and networking of voice, video and data services. We design, develop and supply complete system-on-a-chip (SoC) solutions incorporating digital, analog, radio frequency (RF), microprocessor and digital signal processing (DSP) technologies, as well as related hardware and software system-level applications. Our diverse product portfolio addresses every major broadband communications market and includes solutions for digital cable and satellite set-top boxes; high definition television (HDTV); cable and digital subscriber line (DSL) modems and residential gateways; high-speed transmission and switching for local, metropolitan, wide area and storage networking; home and wireless networking; cellular and terrestrial wireless communications; Voice over Internet Protocol (VoIP) gateway and telephony systems; broadband network and security processors; and SystemI/O™ server solutions. These technologies and products support our core mission: Connecting everything®.

Broadcom is headquartered in Irvine, Calif., and may be contacted at 949-450-8700 or at www.broadcom.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com/.

ENDS

ARM is a registered trademark of ARM Limited. OptimoDE is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

2